Contact

www.linkedin.com/in/alan-hawse-489870 (LinkedIn)

Alan Hawse

Chief Engineer - Elkhorn Creek Consulting
Lexington, Kentucky, United States

Experience

Elkhorn Creek Consulting
Engineer
March 2024 - Present (10 months)
God's Country

ENOVIX Corporation
Senior Vice President Information Technology & Chief of Staff
July 2021 - February 2024 (2 years 8 months)
Fremont, California, United States

Cypress Semiconductor Corporation
29 years 9 months

Senior Vice President of Central Engineering & Applications
October 2020 - August 2021 (11 months)

Senior Vice President of Applications - MCU & Wireless
July 2020 - October 2020 (4 months)

Senior Vice President of Software and Application - MCU and Wireless
April 2019 - July 2020 (1 year 4 months)

Senior Vice President of Applications - MCU and Wireless
July 2018 - April 2019 (10 months)

Senior Vice President and Fellow - Solutions and Software
January 2015 - July 2018 (3 years 7 months)

Executive Vice President of Software
November 2011 - December 2014 (3 years 2 months)

Senior Vice President Software and Information Technology
February 2011 - November 2011 (10 months)

Vice President Information Technology
October 2005 - February 2011 (5 years 5 months)

Director of IT
July 2003 - October 2005 (2 years 4 months)

CAD Director
December 2001 - July 2003 (1 year 8 months)

CAD Manager
May 1997 - December 2001 (4 years 8 months)

Staff CAD Engineer
October 1996 - May 1997 (8 months)

CAD Manager
March 1995 - October 1996 (1 year 8 months)

CAD Section Manager
April 1994 - March 1995 (1 year)

CAD Engineer
December 1991 - April 1994 (2 years 5 months)

Education

Georgia Institute of Technology
MSEE, Electical Engineering · (January 1991 - December 1991)

University of Kentucky
BS, Electical Engineering · (August 1986 - December 1990)

Henry Clay
 · (1983 - 1986)